Exhibit 12.1

Ratio of earnings to fixed charges
			Successor	Predecessor
Period	6 months ended	Year ended	Oct. 18 to	Jan. 1 to	Year ended	Year ended	Year ended
($000)	June 30, 2007	Dec. 31, 2006	Dec. 31, 2005	Oct. 17, 2005	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002

Earnings:
Net Income	7,418	35,750	9,469	43,641	86,690	29,431	-4,763
+Fixed Charges	3,495	13,957	2,872	3,596	8,645	5,933	7,781

Total Earnings	10,913	49,707	12,341	47,237	95,335	35,364	3,018

Fixed Charges:
Interest incl. amortization of debt issuance cost	3,495	13,957	2,872	3,596	8,645	5,933	7,781

Total Fixed Charges	3,495	13,957	2,872	3,596	8,645	5,933	7,781

Ratio of Earnings to Fixed Charges	3.12	3.56	4.30	13.14	11.03	5.96	*

*For the year ended December 31, 2002, earnings were insufficient to cover fixed charges by $4.8 million.